SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13585

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First American Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation

1 First American Way

Santa Ana, California 92707

The First American Corporation

401(k) Savings Plan

Contents

December 31, 2004 and 2003

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

The First American Corporation

401(k) Savings Plan

Audited Financial Statements and

Supplemental Schedule

As of December 31, 2004 and 2003, and for the

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The First American Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The First American Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial of statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

June 27, 2005

The First American Corporation

401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$811,667,738	$647,104,953
Participant loans	15,864,501	11,803,752

Total investments	827,532,239	658,908,705
Receivables
Dividends	1,586,352	1,497,253
Participant contributions	—	100,128
Employer contributions	59,828,185	50,493,790
Other	127,915	198,578

Total receivables	61,542,452	52,289,749
Cash	—	80

Total assets	889,074,691	711,198,534

Liabilities

Corrective distributions payable	1,754,151	—
Due to participants	66,532	—
Administrative expenses payable	—	25,380

Total liabilities	1,820,683	25,380

Net assets available for benefits	$887,254,008	$711,173,154

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions
Net appreciation in fair value of investments	$90,340,797	$133,488,332
Interest income	1,390,269	989,007
Dividend income	16,700,166	9,020,281

Total investment income	108,431,232	143,497,620

Contributions
Participants	84,782,563	67,778,440
Employer non-cash discretionary profit sharing	59,826,252	50,702,338

Total contributions	144,608,815	118,480,778

Total additions	253,040,047	261,978,398

Deductions
Benefits paid to participants	(63,871,871)	(42,391,649)
Transfers, net	(9,254,797)	20,545,378
Corrective distributions	(3,110,144)	—
Administrative expenses	(722,381)	(593,604)

Total deductions	(76,959,193)	(22,439,875)

Increase in net assets	176,080,854	239,538,523

Net Assets Available for Benefits
Beginning of year	711,173,154	471,634,631

End of year	$887,254,008	$711,173,154

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

The following description of The First American Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by The First American Corporation (the “Company”). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan a participant may direct contributions in 1% increments to any of ten available investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options daily.

The Company’s trustee and recordkeeper of the Plan are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants classified as non-highly compensated, as defined by the Plan, may contribute from 1% to 60% of pretax annual compensation. Participants classified as highly compensated, as defined by the Plan, may contribute from 1% to 15% of pretax annual compensation. Contributions are subject to certain limitations.

Discretionary profit sharing amounts may be contributed by the Company at the discretion of the Company’s Board of Directors and are based on the pretax profitability of the Company for the year. Discretionary profit sharing contributions were $59,828,185 and $50,493,790 for the years ended December 31, 2004 and 2003, respectively. These amounts were paid by issuing The First American Corporation stock valued at the closing stock price on the date the contribution was received. Adjustments to participant allocations of the discretionary profit sharing contributions may occur subsequent to the original funding date. Participants may also roll over distributions from other qualified 401(a) plans or Rollover (“Conduit”) Individual Retirement Accounts.

Participant Accounts

Each participant’s account is credited with their own contributions, any Company matching contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company matching contributions are based on the participant’s compensation and their own contributions to the Plan. The benefit to which a participant is entitled is based on the sum of the aforementioned items since all participant accounts are 100% vested.

Vesting

Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings thereon.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Payment of Benefits

The plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw up from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code (“IRC”); and from any amounts rolled over from a 401(a) plan or Rollover (“Conduit”) Individual Retirement Account.

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan’s administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant’s account balance or $50,000 (which latter amount would be reduced if the participant had loans from the Plan outstanding during the one-year period preceding the day on which any new loan from the Plan would be made).

Transfers

During 2004, net assets transferred out of the Plan were $9,254,797. Of the amounts transferred during 2004, $9,260,790 of assets, including loans receivable, were transferred out of the Plan as a result of a “spin-off” of the First Advantage participants. The “spin-off,” effective January 2, 2004, formed the First Advantage Corporation 401(k) Savings Plan.

During 2003, there was a total of $20,545,378 in assets transferred into the Plan from other plans. Of the amount transferred in 2003, $20,438,622 was transferred as a result of the merger of the RELS Savings Plan into the Plan effective December 1, 2003. RELS Title Services, LLC, RELS, LLC and RELS Management are collectively referred to as the “RELS Companies” or “RELS”. RELS Title Services, LLC is owned 50.1% by First American Title Insurance Company and 49.9% by Foothill Capital Corporation. RELS, LLC is owned 50.1% by First American Real Estate Services, Inc. and 49.9% by Foothill Capital Corporation. The RELS Savings Plan adopted the Plan effective January 1, 2002, on that date eligible employees of the RELS Companies were able to participate in the Plan. In addition, certain amendments, as further described in Note 8, were made to the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at quoted market prices, except for the Money Market Fund and the Equity Index Pool which are recorded at amortized cost which approximates market value and net asset value, respectively. Investments in security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications

Certain 2003 amounts were reclassified to conform to the 2004 presentation.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2004	2003
Mutual funds
Davis NY Venture A	$55,899,043	$42,208,167
* Fidelity Balanced	47,044,934	35,006,364
* Fidelity Low Priced Stock	86,228,583	70,430,334
* Fidelity Diversified International	52,385,200	38,330,741
* Fidelity Large-Cap Stock	44,304,285	38,307,461
* Fidelity Retirement Money Market	61,938,074	57,809,392
Common stock
* The First American Corporation	371,856,437	297,154,800

*	Denotes party-in-interest

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $90,340,797 and $133,488,332, respectively, as follows:

	2004	2003
Mutual funds	$33,617,446	$56,779,069
The First American Corporation common stock	56,384,076	76,530,091
Other common stock	339,275	179,172

	$90,340,797	$133,488,332

Investment Options

Participant contributions are directed by Plan participants to the following investment options with the exception of funds “frozen” due to a fund closing or through plan merger:

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Lehman Brothers Aggregate Bond Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index while maintaining similar risk characteristics.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Wells Fargo Stock Fund (frozen)

This fund invests in the Wells Fargo common stock and short-term money market funds. This is a frozen fund for Wells Fargo employees who were participants in the Wells Fargo Plan and who transferred employment to RELS on November 1, 1998. New contributions and transfers cannot be invested in the frozen fund and amounts transferred out of the Wells Fargo Stock Fund cannot be transferred back into the fund.

Company Stock Fund

This fund invests in the common shares of The First American Corporation and such other assets, awaiting investment in First American shares, as the plan trustee considers advisable.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

4.	Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $212,455 and $143,143 for the years ended December 31, 2004 and 2003, respectively.

The Plan held Company Stock with fair values of $371,856,437 and $297,154,800 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, 10,582,141 and 9,981,687 shares of common stock are included in The First American Stock Fund, respectively. During 2004, the Plan made purchases and sales of The First American Stock Fund totaling $67,480,339 and $55,655,409, respectively. During 2003, the Plan made purchases and sales of The First American Stock Fund totaling $58,975,667 and $40,565,654, respectively.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	Corrective Distributions Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines. For the Plan years ended December 31, 2004 and 2003, the Plan failed certain of these non-discrimination tests due to lower levels of contribution participation by non-highly compensated eligible Plan participants. The Plan has recorded corrective distributions payable of $1,754,151 at December 31, 2004 in the statement of net assets available for benefits to reflect the appropriate refund of a portion of the contributions made by highly compensated participants in order to comply with non-discrimination requirements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

7.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2003, that the Plan is designated in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended, as discussed in Note 8, since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

8.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2004 and 2003, included approximately $153,777,421 and $104,610,800, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company, for which disbursement of their account balances has not yet been requested.

9.	Plan Amendments

During 2004 and 2003, the plan administrative committee approved amendments to the Plan. The most significant amendments are as follows:

•	The Restatement, Purpose, Background and History of the Plan were updated to include the merger of the Island Title Corporation Profit Sharing Plan under the Bank of Hawaii Plan and Trust and the Island Title Corporation 401(k) Plan effective January 1, 2005.

•	As a result of the merger of the RELS Savings Plan, as discussed in Note 1, the Wells Fargo Stock Fund was transferred from the RELS Savings Plan to the Plan for former RELS Savings Plan participants who were already invested in the fund on December 1, 2003. No new contributions under this Plan will be deposited into this Wells Fargo Stock Fund. Income on and proceeds of sales of investments in the Wells Fargo Stock Fund shall not be reinvested in the fund and shall be invested in accordance with a participant’s investment directions. Dividends paid on the fund shall be invested in one or more of the other investment funds in accordance with a participant’s investment directions.

The First American Corporation

401(k) Savings Plan

EIN: 95-1068610 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

As of December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Davis Funds	NY Venture A	N/A	$55,899,043
	Vanguard	Explorer Admiral Class	N/A	21,284,541
	Lord Abbett	Small-Cap Value Fund – Class Y	N/A	10,019,987
*	The First American Corporation	10,582,141 shares of common stock	N/A	371,856,437
*	Fidelity Group	Fidelity Balanced	N/A	47,044,934
*	Fidelity Group	Fidelity Low Priced Stock	N/A	86,228,583
*	Fidelity Group	Fidelity Diversified International	N/A	52,385,200
*	Fidelity Group	Fidelity Large-Cap Stock	N/A	44,304,285
*	Fidelity Group	Fidelity Retirement Money Market	N/A	61,938,074
*	Fidelity Group	Fidelity US Bond Index	N/A	36,822,156
*	Fidelity Group	Fidelity US Equity Index Pool	N/A	17,141,570
	Wells Fargo & Company	104,459 shares of common stock and $249,841 in money market funds	N/A	6,742,928
*	Loans to participants	Maturities through July 2022 with interest from 4.75 percent 11.5 percent	N/A	15,864,501

				$827,532,239

*	Denotes party-in-interest

**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions. Cost information may be omitted with respect to participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The First American Corporation
401(k) Savings Plan

Date:	June 27, 2005	By:	/S/ THOMAS A. KLEMENS
Thomas A. Klemens
Member of the above-described Committee